UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022 (Report No. 5)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 21, 2022, Mr. Hanan Samet notified Maris-Tech Ltd. (the “Company”) of his resignation as the Chief Financial Officer of the Company, effective on April 1, 2022. Mr. Samet’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

On February 21, 2022, the compensation committee and the board of directors of the Company approved the appointment of Mr. Nir Bussy as Company’s Chief Financial Officer, effective on April 1, 2022 and approved the terms of his compensation, subject to the approval of the general meeting of the Company’s shareholders.

Set forth below is certain biographical information regarding the background and experience for Mr. Bussy:

Mr. Nir Bussy is an experienced high tech executive, with over 15 years of experience in several positions as vice president of finance, chief financial officer and controller in private and public companies. He has been serving as VP Finance and CFO of Telefire Fire and Gas Detectors Ltd. since October 2017. Mr. Bussy held the role of CFO and VP of Crow Electronic Engineering Ltd. (OTC: CRWTF) (“Crow”) from 2012 to 2017, and prior to that, Mr. Bussy worked as controller of Crow from 2009 to 2012. From 2006 to 2009, Mr. Bussy worked as a senior in the high tech group of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. In addition, Mr. Bussy is a Certified Public Accountant in Israel and has B.A in Economics and Accounting and a master’s degree in Accounting from Bar Ilan University Israel.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: February 28, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

2